Rec'd 7/11/02

02023545

[UNITED ST]ATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

U4 7-30-02

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SEC FILE NUMBER
8- 29383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RJO SECURITIES Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, Suite 900
(No. and Street)

Chicago, IL 60606
(City) (State) (Zip Code)

RECD S.E.C.
JUL 1 1 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Miceli 312 373-5042
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

303 E. Wacker Drive, Chicago, IL 60601
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

U4 7-30-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form ...

OATH OR AFFIRMATION

I, Jeff Miceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJO Securities, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

"OFFICIAL SEAL"
LAURA M. SCOTT
Notary Public, State of Illinois
My Commission Expires 01/31/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
RJO Securities, Inc.:

We have audited the accompanying statements of financial condition of RJO Securities, Inc. as of December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of RJO Securities, Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 4, 2002

RJO SECURITIES, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash	$	6,716	3,346
Investment securities		64,735	63,353
Other receivables		27	—
Prepaid assets		—	9,320
Total assets	$	71,478	76,019
Liabilities and Stockholder's Equity			
Liabilities –			
due to Parent	$	22,984	17,836
Total liabilities		22,984	17,836
Stockholder's equity:			
Common stock, $1 par value; 1,000 shares authorized, 200 shares issued and outstanding		200	200
Capital contributed in excess of par		224,800	224,800
Accumulated deficit		(176,506)	(166,817)
Total stockholder's equity		48,494	58,183
Total liabilities and stockholder's equity	$	71,478	76,019

See accompanying notes to statements of financial condition

RJO SECURITIES, INC.

Notes to Statements of Financial Condition

December 31, 2001 and 2000

(1) General Information and Summary of Significant Accounting Policies

RJO Securities, Inc. (the Company), a wholly owned subsidiary of R. J. O'Brien & Associates, Inc. (RJO), is a broker/dealer registered with the National Association of Securities Dealers. The Company's primary business has been to serve as a selling agent for limited partnerships that engage in the trading of commodity futures and options contracts.

Investment Securities

Investment securities are recorded at market value.

Income Taxes

The Company is included in the consolidated Federal income tax return of RJO. No deferred tax assets were recognized by the Company as a result of the net losses because RJO will not reimburse the Company for the benefit of those losses.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Parties

The Company has no employees. RJO provides facilities and administrative services to the Company at no cost.

(3) Net Capital

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method. At December 31, 2001, the Company has net capital and required net capital of $48,494 and $5,000 respectively. Its ratio of aggregate indebtedness to net capital is .47 to 1 at December 31, 2001.

(4) Exemption From Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
RJO Securities, Inc.:

In planning and performing our audit of the statement of financial condition of RJO Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 4, 2002